FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit 99

Delhaize Group Announces First Quarter 2006 Earnings Release Date

BRUSSELS, Belgium, April 27, 2006 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its first quarter 2006 results (ended March 31, 2006) on Friday May 12, 2006 at 8:00 a.m. CET. The press release will be available immediately after its publication on the Delhaize Group’s website at www.delhaizegroup.com.

The Delhaize Group management team will be discussing the first quarter 2006 financial results during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. EST) on May 12, 2006. To participate in the conference call, please call +44 20 7019 0812 (U.K.) or +1 210 234 0001 (U.S.), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on May 12, 2006 at 03.00 p.m. CET (09.00 a.m. EST) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on May 12, 2006.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

CONTACTS

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 28, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President